Dreyfus Premier New Leaders Fund, Inc.

ANNUAL REPORT December 31, 2003



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus dis- claims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Premier New Leaders Fund, Inc. covers the 12-month period from January 1, 2003, through December 31, 2003. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio managers, Paul Kandel and Hilary Woods.

Despite headwinds caused by economic and geopolitical uncertainty early in the year, stocks generally bounced back in 2003, with many stock market indexes generating their first full calendar year of gains since 1999. The combination of historically low interest rates, lower federal income tax rates, progress in the war on terrorism and above-trend economic growth during the second half of the year helped propel stock prices higher.

While stocks in general may no longer be priced as attractively as they were at the start of the year, we believe that market fundamentals remain favorable based on recent forecasts of continued economic growth. However, our optimism is tempered by the understanding that some companies, industries and market sectors always perform better than others. As always, we urge you to speak regularly with your financial advisor, who may be in the best position to suggest the Dreyfus funds designed to meet your current needs, future goals and tolerance for risk.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 15, 2004



DISCUSSION OF FUND PERFORMANCE

Paul Kandel and Hilary Woods, Portfolio Managers

How did Dreyfus Premier New Leaders Fund, Inc. perform relative to its benchmark?

For the 12-month period ended December 31, 2003, the fund produced total returns of 31.68% for Class A shares, 30.73% for Class B shares, 30.72% for Class C shares, 31.97% for Class R shares and 31.24% for Class T shares.[1] This compares with a total return of 40.06% for the fund's benchmark, the Russell Midcap Index, during the same period.[2]

We attribute these returns to a sharp rise in stock prices beginning in March 2003 and continuing through the remainder of the reporting period. The quick conclusion of major combat operations in Iraq and growing evidence of improving U.S. economic growth fueled increasing investor optimism, which, in turn, drove stock prices higher. While virtually every sector of the market rose, investors tended to favor smaller, more speculative issues, many of which had seen their prices plummet during the preceding bear market. Since most failed to meet the fund's criteria for financial health, management effectiveness and stock liquidity, our disciplined stock selection process generally steered us away from such speculative, lower-quality stocks. As a result, the fund's performance lagged its benchmark for the reporting period.

What is the fund's investment approach?

The fund invests primarily in a diversified group of small and midsize companies, focusing on new leaders in their industries that offer products or services we believe enhance prospects for growth of future earnings or revenues. We consider factors that we believe are likely to affect a stock's performance, such as changes in a company's management or organizational structure.

Our investment approach targets growth-oriented stocks (those of companies with earnings or revenues that are expected to grow faster than the overall market), value-oriented stocks (those that appear underpriced according to a variety of financial measurements) and stocks that exhibit both growth and value characteristics. We further diversify among the market's various industries and sectors, supervising a team of sector managers who each make buy-and-sell recommendations within their respective areas of expertise.

What other factors influenced the fund's performance?

The fund produced positive returns in every industry group in which it invested, with double-digit gains in most. Successful stock selection in the materials & processing group and financial services area enabled the fund to outperform its benchmark in these sectors. Top materials & processing performers included copper and gold producers Phelps Dodge and Freeport McMoran, container/packaging manufacturer Ball Corp., and engineering & construction services provider Fluor Corp., all positions established during the reporting period. In financial services, the fund's stock selections focused on local and regional banks with diversified earnings streams, such as New York Community Bancorp, Sovereign Bancorp and Commerce Bancorp.

In other industry groups, the fund's performance proved less robust than that of the benchmark. The impact on relative performance of relatively speculative micro-cap stocks was most apparent in the technology area. Despite strongly positive returns during most of the reporting period from a host of technology holdings — such as business software developer Infosys Technologies, enterprise network storage solution provider Network Appliance and semiconductor maker Marvell Technology Group, — the fund's technology investments lagged those of its benchmark. Some of the fund's other technology holdings, such as Micron Technology, Intuit and PeopleSoft, delivered particularly strong results during the final quarter of 2003, but still failed to compensate for the benchmark's greater gains in the technology sector overall.

Biotechnology stocks led the benchmark's rise in health care, but the fund avoided most biotechnology investments due to the absence of strong fundamentals. As a result, the fund's performance lagged its benchmark in this area as well, despite strong returns from drug company holdings such as Teva Pharmaceuticals, and health care service providers such as Caremark Rx and Omnicare. Performance relative to the benchmark also suffered in the energy sector, where the fund established an overweighted position with the expectation that the supply/demand relationship would tighten early during the second half of 2003. However, the energy service providers and exploration and production stocks in which the fund invested did not rise substantially until the final months of the reporting period.

What is the fund's current strategy?

As of the end of 2003, we remain encouraged by continuing signs of economic growth. We expect the movement in investor psychology to continue, moving from the mortgage refinancing-led financial and consumer binge, and respective sector overvaluation, to the industrial side of the ledger. We believe that continuing U.S. and global economic expansion is creating greater demand for industrial products and materials. We have positioned the fund to benefit from these forces by establishing relative overweights in materials & processing, technology and energy stocks that meet our investment criteria. We currently are underweight the consumer sector and the financial services sector, where we believe margins have peaked and where their valuations may contract as interest rates rise.

January 15, 2004

[1] Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.

[2] SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell Midcap Index is a widely accepted, unmanaged index of medium-cap stock market performance.

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier New Leaders Fund, Inc. Class A shares and the Russell Midcap Index

† Source: Lipper Inc.
Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in Class A shares of Dreyfus Premier New Leaders Fund, Inc. on 12/31/93 to a $10,000 investment made in the Russell Midcap Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.
The performance of the fund's Class A shares shown in the line graph takes into account the maximum initial sales charge and all other applicable fees and expenses. The Index is a widely accepted, unmanaged index of medium-cap stock market performance. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 12/31/03*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (5.75%)		24.12%	8.18%	9.97%	
without sales charge		31.68%	9.47%	10.62%	
Class B shares					
with applicable redemption charge †	11/27/02	26.73%	–	–	22.42%
without redemption	11/27/02	30.73%	–	–	25.98%
Class C shares					
with applicable redemption charge ††	11/27/02	29.72%	–	–	26.01%
without redemption	11/27/02	30.72%	–	–	26.01%
Class R shares	11/27/02	31.97%	–	–	27.16%
Class T shares					
with applicable sales charge (4.5%)	11/27/02	25.33%	–	–	21.27%
without sales charge	11/27/02	31.24%	–	–	26.46%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

STATEMENT OF INVESTMENTS

December 31, 2003

Common Stocks–97.5%	Shares	Value ($)
Autos & Transports–2.1%		
Expeditors International of Washington	200,000	7,532,000
Norfolk Southern	350,000	8,277,500
		15,809,500
Consumer–17.9%		
ARAMARK, Cl. B	335,000	9,185,700
Campbell Soup	265,000	7,102,000
Coach	400,000 a	15,100,000
Coca-Cola Enterprises	450,000	9,841,500
Dean Foods	275,000 a	9,039,250
Family Dollar Stores	225,000	8,073,000
Hilton Hotels	560,000	9,592,800
Liz Claiborne	225,000	7,978,500
Manpower	212,500 b	10,004,500
Michaels Stores	165,000	7,293,000
Moody's	145,000	8,779,750
Royal Caribbean Cruises	290,000	10,089,100
Starwood Hotels & Resorts Worldwide	275,000	9,891,750
Tiffany & Co.	235,000	10,622,000
		132,592,850
Energy–7.1%		
Devon Energy	158,000	9,047,080
ENSCO International	356,500	9,686,105
Halliburton	375,000	9,750,000
Murphy Oil	100,000	6,531,000
Valero Energy	192,000	8,897,280
XTO Energy	316,500	8,956,950
		52,868,415
Financial Services–19.4%		
ACE	165,000	6,834,300
Axis Capital Holdings	300,000	8,784,000
Commerce Bancorp	234,500	12,353,460
Commerce Bancshares	201,206	9,863,118
iStar Financial	185,000	7,196,500
Janus Capital Group	575,000	9,435,750

Common Stocks (continued)	Shares	Value ($)
Financial Services (continued)		
New York Community Bancorp	315,000	11,985,750
North Fork Bancorporation	255,000	10,319,850
Providian Financial	675,000 [a]	7,857,000
RenaissanceRe Holdings	195,000	9,564,750
Sovereign Bancorp	465,000	11,043,750
St. Paul Cos.	235,000	9,317,750
Synovus Financial	350,000	10,122,000
UnionBanCal	150,000	8,631,000
Willis Group Holdings	300,000	10,221,000
		143,529,978
Health Care–11.3%		
Allergan	103,500	7,949,835
AmerisourceBergen	45,000	2,526,750
Bard (C.R.)	101,500	8,246,875
Community Health Systems	335,000 [a]	8,904,300
Elan, ADR	1,350,000 [a,b]	9,301,500
IVAX	430,000 [a]	10,268,400
Invitrogen	80,000 [a]	5,600,000
Omnicare	316,000	12,763,240
Teva Pharmaceutical Industries, ADR	140,000	7,939,400
Watson Pharmaceuticals	225,000 [a]	10,350,000
		83,850,300
Materials & Processing–10.8%		
Ball	175,000	10,424,750
Inco	250,000 [a,b]	9,955,000
International Flavors & Fragrances	270,000 [b]	9,428,400
Nucor	180,000	10,080,000
Phelps Dodge	155,000 [a]	11,793,950
Placer Dome	550,000	9,850,500
Sasol	600,000	8,545,727
Smurfit-Stone Container	525,000 [a]	9,749,250
		79,827,577
Producer Durables–8.8%		
Cooper Industries, Cl. A	185,000	10,717,050

Common Stocks (continued)	Shares		Value ($)
Producer Durables (continued)			
Danaher	100,000		9,175,000
Dover	227,000		9,023,250
Goodrich	375,000		11,133,750
Navistar International	200,000	a	9,578,000
Parker-Hannifin	140,000		8,330,000
Rockwell Collins	255,000		7,657,650
			65,614,700
Technology−16.2%			
Infosys Technologies, ADR	130,000	b	12,441,000
Jabil Circuit	325,000	a	9,197,500
Lucent Technologies	1,900,000	a	5,396,000
Marvell Technology Group	215,000	a	8,154,950
Microchip Technology	335,000		11,175,600
NVIDIA	325,000	a	7,556,250
Network Appliance	450,000	a	9,238,500
Novellus Systems	230,600	a	9,696,730
PeopleSoft	375,000	a	8,550,000
Siebel Systems	800,000	a	11,096,000
3Com	925,000	a	7,557,250
VeriSign	550,000	a	8,965,000
Xilinx	290,000	a	11,234,600
			120,259,380
Utilities−3.9%			
Kinder Morgan	150,000		8,865,000
PG&E	175,000	a	4,859,750
Sempra Energy	225,000		6,763,500
TXU	350,000		8,302,000
			28,790,250
Total Common Stocks			
(cost $535,711,340)			**723,142,950**

Short-Term Investments−2.7%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
.84%, 1/8/2004	3,419,000	3,418,555
.82%, 1/15/2004	9,720,000	9,716,890
.81%, 1/22/2004	671,000	670,705
.78%, 2/26/2004	2,000,000	1,997,540
.83%, 3/18/2004	3,999,000	3,991,962
Total Short-Term Investments (cost $19,795,499)		**19,795,652**

Investment of Cash Collateral for Securities Loaned−2.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Money Market Fund (cost $15,344,148)	15,344,148	**15,344,148**

Total Investments (cost $570,850,987)	**102.2%**	**758,282,750**
Liabilities, Less Cash and Receivables	**(2.2%)**	**(16,586,476)**
Net Assets	**100.0%**	**741,696,274**

[a]   *Non-income producing.*
[b]   *A portion of these securities are on loan. At December 31, 2003, the total market value of the fund's securities on loan is $14,951,000 and the total market value of the collateral held by the fund is $15,344,148.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2003

	Cost	Value
Assets ($):		
Investments in securities– See Statement of Investments (including securities on loan, valued at $14,951,000)–Note 1(b)	570,850,987	758,282,750
Cash		1,963,519
Receivable for investment securities sold		6,110,239
Dividends and interest receivable		908,426
Receivable for shares of Common Stock subscribed		631,796
Prepaid expenses		60,682
		767,957,412
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates		764,946
Liability for securities on loan–Note 1(b)		15,344,148
Payable for investment securities purchased		5,995,911
Payable for shares of Common Stock redeemed		3,989,465
Accrued expenses		166,668
		26,261,138
Net Assets ($)		**741,696,274**
Composition of Net Assets ($):		
Paid-in capital		541,320,406
Accumulated net realized gain (loss) on investments		12,944,105
Accumulated net unrealized appreciation (depreciation) on investments		187,431,763
Net Assets ($)		**741,696,274**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	728,634,274	9,036,117	3,513,741	390,179	121,963
Shares Outstanding	17,387,302	217,383	84,507	9,280.256	2,920.595
Net Asset Value Per Share ($)	**41.91**	**41.57**	**41.58**	**42.04**	**41.76**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2003

Investment Income ($):

Income:

Cash dividends (net of $58,436 foreign taxes withheld at source)	6,850,423
Interest	240,151
Income from securities lending	38,440
Total Income	**7,129,014**
Expenses:	
Management fee—Note 3(a)	4,572,192
Shareholder servicing costs—Note 3(c)	2,668,028
Registration fees	112,993
Professional fees	84,574
Prospectus and shareholders' reports	71,681
Custodian fees—Note 3(c)	53,058
Directors' fees and expenses—Note 3(d)	43,580
Distribution fees—Note 3(b)	32,759
Loan commitment fees—Note 2	5,866
Miscellaneous	22,620
Total Expenses	**7,667,351**
Investment (Loss)—Net	**(538,337)**

Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):

Net realized gain (loss) on investments	80,299,167
Net unrealized appreciation (depreciation) on investments	99,231,078
Net Realized and Unrealized Gain (Loss) on Investments	**179,530,245**
Net Increase in Net Assets Resulting from Operations	**178,991,908**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2003	2002[a]
Operations ($):		
Investment income (loss)—net	(538,337)	17,273
Net realized gain (loss) on investments	80,299,167	(283,752)
Net unrealized appreciation (depreciation) on investments	99,231,078	(68,471,482)
Net Increase (Decrease) in Net Assets Resulting from Operations	**178,991,908**	**(68,737,961)**
Dividends to Shareholders from ($):		
Investment income—net:		
Class A shares	(36,835)	–
Net realized gain on investments:		
Class A shares	(63,117,953)	(621,574)
Class B shares	(752,879)	–
Class C shares	(289,012)	–
Class R shares	(33,160)	–
Class T shares	(8,942)	–
Total Dividends	**(64,238,781)**	**(621,574)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	116,161,891	112,734,072
Class B shares	8,055,722	74,080
Class C shares	3,263,307	36,135
Class R shares	332,841	1,000
Class T shares	80,461	1,000
Net assets received in connection with reorganization—Note 1:		
Class A shares	65,639,250	–
Class B shares	542,400	–
Class C shares	155,840	–
Class R shares	6,392	–
Class T shares	23,239	–

	Year Ended December 31,	
	2003	2002[a]
Capital Stock Transactions ($) (continued):		
Dividends reinvested:		
Class A shares	59,723,600	591,254
Class B shares	690,937	−
Class C shares	242,985	−
Class R shares	33,160	−
Class T shares	8,942	−
Cost of shares redeemed:		
Class A shares	(120,329,865)	(155,022,638)
Class B shares	(325,832)	−
Class C shares	(95,947)	−
Class R shares	(5,377)	−
Class T shares	(315)	−
Redemption fee	−	20,153
Increase (Decrease) in Net Assets from Capital Stock Transactions	**134,203,631**	**(41,564,944)**
Total Increase (Decrease) in Net Assets	**248,956,758**	**(110,924,479)**
Net Assets ($):		
Beginning of Period	492,739,516	603,663,995
End of Period	**741,696,274**	**492,739,516**
Undistributed investment income−net	−	36,047

	Year Ended December 31,	
	2003	2002[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	3,013,797	2,956,113
Shares issued in connection with reorganization−Note 1	1,954,622	−
Shares issued for dividends reinvested	1,479,212	14,347
Shares redeemed	(3,158,001)	(4,139,903)
Net Increase (Decrease) in Shares Outstanding	**3,289,630**	**(1,169,443)**
Class B[b]		
Shares sold	189,935	2,108
Shares issued in connection with reorganization−Note 1	16,171	−
Shares issued for dividends reinvested	17,243	−
Shares redeemed	(8,074)	−
Net Increase (Decrease) in Shares Outstanding	**215,275**	**2,108**
Class C		
Shares sold	75,114	1,024
Shares issued in connection with reorganization−Note 1	4,644	−
Shares issued for dividends reinvested	6,063	−
Shares redeemed	(2,338)	−
Net Increase (Decrease) in Shares Outstanding	**83,483**	**1,024**
Class R		
Shares sold	8,377	28
Shares issued in connection with reorganization−Note 1	190	−
Shares issued for dividends reinvested	819	−
Shares redeemed	(134)	−
Net Increase (Decrease) in Shares Outstanding	**9,252**	**28**
Class T		
Shares sold	1,979	28
Shares issued in connection with reorganization−Note 1	692	−
Shares issued for dividends reinvested	222	−
Shares redeemed	(1)	−
Net Increase (Decrease) in Shares Outstanding	**2,892**	**28**

[a] *The fund commenced offering five classes of shares on November 27, 2002. The existing shares were redesignated Class A shares and the fund added Class B, Class C, Class R and Class T shares.*
[b] *During the period ended December 31, 2003, 2,297 Class B shares representing $91,131 were automatically converted to 2,289 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
Class A Shares	2003	2002a	2001	2000	1999
Per Share Data ($)					
Net asset value, beginning of period	34.94	39.54	45.51	50.67	41.31
Investment Operations:					
Investment income (loss)−net b	(.03)	.00c	(.02)	(.02)	(.04)
Net realized and unrealized gain (loss) on investments	10.95	(4.56)	(4.37)	4.03	15.33
Total from Investment Operations	10.92	(4.56)	(4.39)	4.01	15.29
Distributions:					
Dividends from investment income−net	(.00)c	–	–	–	–
Dividends from net realized gain on investments	(3.95)	(.04)	(1.58)	(9.17)	(5.93)
Total Distributions	(3.95)	(.04)	(1.58)	(9.17)	(5.93)
Redemption fee reimbursement	–	.00c	.00c	.00c	.00c
Net asset value, end of period	41.91	34.94	39.54	45.51	50.67
Total Return (%)	31.68d	(11.55)d	(9.56)	8.60	37.42
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	1.25	1.23	1.16	1.10	1.13
Ratio of net investment income (loss) to average net assets	(.08)	.00e	(.06)	(.03)	(.08)
Portfolio Turnover Rate	121.01	113.51	111.66	97.33	95.49
Net Assets, end of period ($ x 1,000)	728,634	492,628	603,664	697,810	673,351

a *The fund commenced offering five classes of shares on November 27, 2002. The existing shares were redesignated Class A shares.*
b *Based on average shares outstanding at each month end.*
c *Amount represents less than $.01 per share.*
d *Exclusive of sales charge.*
e *Amount represents less than .01%.*
See notes to financial statements.

Class B Shares	Year Ended December 31,	
	2003	2002[a]
Per Share Data ($):		
Net asset value, beginning of period	34.93	35.42
Investment Operations:		
Investment income (loss)–net[b]	(.32)	.01
Net realized and unrealized gain (loss) on investments	10.91	(.50)
Total from Investment Operations	10.59	(.49)
Distributions:		
Dividends from net realized gain on investments	(3.95)	–
Net asset value, end of period	41.57	34.93
Total Return (%)[c]	30.73	(1.38)[d]
Ratios/Supplemental Data (%):		
Ratio of expenses to average net assets	1.99	.19[d]
Ratio of net investment income (loss) to average net assets	(.82)	.05[d]
Portfolio Turnover Rate	121.01	113.51
Net Assets, end of period ($ x 1,000)	9,036	74

[a] *From November 27, 2002 (commencement of initial offering) to December 31, 2002.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

	Year Ended December 31,	
Class C Shares	2003	2002[a]
Per Share Data ($):		
Net asset value, beginning of period	34.93	35.42
Investment Operations:		
Investment income (loss)–net[b]	(.31)	.03
Net realized and unrealized gain (loss) on investments	10.91	(.52)
Total from Investment Operations	10.60	(.49)
Distributions:		
Dividends from net realized gain on investments	(3.95)	–
Net asset value, end of period	41.58	34.93
Total Return (%)[c]	30.72	(1.35)[d]
Ratios/Supplemental Data (%):		
Ratio of expenses to average net assets	1.95	.19[d]
Ratio of net investment income (loss) to average net assets	(.78)	.08[d]
Portfolio Turnover Rate	121.01	113.51
Net Assets, end of period ($ x 1,000)	3,514	36

[a] *From November 27, 2002 (commencement of initial offering) to December 31, 2002.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

	Year Ended December 31,	
Class R Shares	2003	2002[a]
Per Share Data ($):		
Net asset value, beginning of period	34.96	35.42
Investment Operations:		
Investment income−net[b]	.09	.03
Net realized and unrealized		
gain (loss) on investments	10.94	(.49)
Total from Investment Operations	11.03	(.46)
Distributions:		
Dividends from net realized		
gain on investments	(3.95)	−
Net asset value, end of period	42.04	34.96
Total Return (%)	31.97	(1.30)[c]
Ratios/Supplemental Data (%):		
Ratio of expenses to average net assets	.93	.09[c]
Ratio of net investment income		
to average net assets	.21	.07[c]
Portfolio Turnover Rate	121.01	113.51
Net Assets, end of period ($ x 1,000)	390	1

[a] *From November 27, 2002 (commencement of initial offering) to December 31, 2002.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
See notes to financial statements.

	Year Ended December 31,	
Class T Shares	2003	2002 [a]
Per Share Data ($):		
Net asset value, beginning of period	34.94	35.42
Investment Operations:		
Investment income (loss)−net [b]	(.12)	.01
Net realized and unrealized gain (loss) on investments	10.89	(.49)
Total from Investment Operations	10.77	(.48)
Distributions:		
Dividends from net realized gain on investments	(3.95)	−
Net asset value, end of period	41.76	34.94
Total Return (%) [c]	31.24	(1.35) [d]
Ratios/Supplemental Data (%):		
Ratio of expenses to average net assets	1.56	.14 [d]
Ratio of net investment income (loss) to average net assets	(.33)	.02 [d]
Portfolio Turnover Rate	121.01	113.51
Net Assets, end of period ($ x 1,000)	122	1

[a]   *From November 27, 2002 (commencement of initial offering) to December 31, 2002.*
[b]   *Based on average shares outstanding at each month end.*
[c]   *Exclusive of sales charge.*
[d]   *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier New Leaders Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to maximize capital appreciation. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Bank, N.A. ("Mellon"), which is a wholly-owned subsidiary of Mellon Financial Corporation.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Common Stock. The fund currently offers five classes of shares: Class A (35 million shares authorized), Class B (30 million shares authorized), Class C (15 million shares authorized), Class R (15 million shares authorized) and Class T (5 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC on Class C shares redeemed within one year of purchase. Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights.

On March 28, 2003, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's shareholders, all of the assets, subject to the liabilities, of Dreyfus Aggressive Growth Fund, a series of Dreyfus Growth and Value Funds, Inc., were transferred to the fund's Class A shares in exchange for shares of Common Stock of the fund of equal value. The fund's Class A shares net asset value on March 28, 2003 was $33.59 per share, and a total of 417,819 shares, representing net assets of $14,043,990 (including $268,310 net unrealized depreciation on investments), were issued to Dreyfus Aggressive Growth Fund shareholders in the exchange. The exchange was a tax free event to shareholders.

On March 28, 2003, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's shareholders, all of the assets, subject to the liabilities, of Dreyfus Premier Aggressive Growth Fund, a series of Dreyfus Premier Equity Funds, Inc., were transferred to the fund in exchange for shares of Common Stock of the fund of equal value. The fund's net asset value on March 28, 2003 was $33.59 per share for Class A shares, $33.54 per share for Class B shares, $33.53 per share for Class C shares, $33.63 per share for Class R shares and $33.57 per share for Class T shares and a total of 1,536,803 Class A shares, 16,171 Class B shares, 4,644 Class C shares, 190 Class R shares and 692 Class T shares, representing net assets of $51,595,260 Class A shares, $542,400 Class B shares, $155,840 Class C shares, $6,392 Class R shares and $23,239 Class T shares (including $861,459 net unrealized depreciation on investments), were issued to Dreyfus Premier Aggressive Growth Fund shareholders in the exchange. The exchange was a tax free event to shareholders.

The fund's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market. Effective April 14, 2003, the fund began pricing securities traded on the NASDAQ stock market using the NASDAQ official closing price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Directors.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the fund receives net earnings credits based on available cash balances left on deposit.

The fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager as shown in the fund's Statement of Investments. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2003, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $12,944,105 and unrealized appreciation $187,431,763.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2003 and December 31, 2002 were as follows: ordinary income $11,564,888 and $0 and long-term capital gains $52,673,893 and $621,574, respectively.

During the period ended December 31, 2003, as a result of permanent book to tax differences, the fund increased accumulated undistributed investment income-net by $539,125, decreased accumulated net realized gain (loss) on investments by $2,869,364 and increased paid-in capital by $2,330,239. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2003, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .75 of 1% of the value of the fund's average daily net assets and is payable monthly.

During the period ended December 31, 2003, the Distributor retained $60,106 and $23 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $5,366 and $642 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended December 31, 2003, Class B, Class C and Class T shares were charged $24,017, $8,664 and $78, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A, Class B, Class C and Class T shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended December 31, 2003, Class A, Class B, Class C and Class T shares were charged $1,512,679, $8,005, $2,888 and $78, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended December 31, 2003, the fund was charged $493,940 pursuant to the transfer agency agreement.

The fund compensates Mellon under a custody agreement for providing custodial services for the fund. During the period ended December 31, 2003, the fund was charged $53,058 pursuant to the custody agreement.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Effective January 28, 2003, annual retainer fees and attendance fees are allocated to each fund based on net assets. Prior to January 28, 2003, each director who was not an "affiliated person" as defined in the Act received from the fund an annual fee of $2,500 and an attendance fee of $500 per meeting for services to the fund. The Chairman of the Board received an additional 25% of such compensation and continues to do so under the new compensation structure.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2003, amounted to $782,993,411 and $709,642,801, respectively.

At December 31, 2003, the cost of investments for federal income tax purposes was $570,850,987; accordingly, accumulated net unrealized appreciation on investments was $187,431,763, consisting of $188,492,126 gross unrealized appreciation and $1,060,363 gross unrealized depreciation.

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Dreyfus Premier New Leaders Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus Premier New Leaders Fund, Inc., including the statement of investments, as of December 31, 2003, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2003 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier New Leaders Fund, Inc. at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
February 9, 2004

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates $3.2383 per share as a long-term capital gain distribution of the $3.9470 per share paid on December 17, 2003. The fund hereby designates 2.14% of the ordinary dividends paid during the fiscal year ended December 31, 2003 as qualifying for the corporate dividends received deduction and also designates 54.95% of the ordinary dividends paid during 2003 as qualified dividends, subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003.

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

David W. Burke (67)
Board Member (1984)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee.

Other Board Memberships and Affiliations:
- John F. Kennedy Library Foundation, Director
- U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 83

William Hodding Carter III (68)
Board Member (1988)

Principal Occupation During Past 5 Years:
- President and Chief Executive Officer of the John S. and James L. Knight Foundation (1998-present)
- President and Chairman of MainStreet TV (1985-1998)
- Knight Professor in Journalism at the University of Maryland (1995-1998)

Other Board Memberships and Affiliations:
- Independent Sector, Director
- The Century Foundation, Director
- The Enterprise Corporation of the Delta, Director
- Foundation of the Mid-South, Director

No. of Portfolios for which Board Member Serves: 11

Ehud Houminer (63)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University
- Principal of Lear, Yavitz and Associates, a management consulting firm, from 1996 to 2001

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
- Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 30

Richard C. Leone (63)
Board Member (1984)

Principal Occupation During Past 5 Years:
- President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.),
  a tax exempt research foundation engaged in the study of economic, foreign policy and
  domestic issues

No. of Portfolios for which Board Member Serves: 11

——————————

Hans C. Mautner (66)
Board Member (1984)

Principal Occupation During Past 5 Years:
- President—International Division and an Advisory Director of Simon Property Group, a real
  estate investment company (1998-present)
- Director and Vice Chairman of Simon Property Group (1998-2003)
- Chairman and Chief Executive Officer of Simon Global Limited (1999-present)
- Chairman, Chief Executive Officer and a Trustee of Corporate Property Investors, which
  merged into Simon Property Group in 1998 (1972-1998)

No. of Portfolios for which Board Member Serves: 11

——————————

Robin A. Pringle (40)
Board Member (1995)

Principal Occupation During Past 5 Years:
- Senior Vice President of Mentor/National Mentoring Partnership, a national non-profit
  organization that is leading the movement to connect America's young people with caring
  adult mentors

No. of Portfolios for which Board Member Serves: 11

——————————

John E. Zuccotti (66)
Board Member (1984)

Principal Occupation During Past 5 Years:
- Chairman of Brookfield Financial Properties, Inc.

No. of Portfolios for which Board Member Serves: 11

——————————

Once elected all Board Members serve for an indefinite term. Additional information about the Board Members, including their address is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 57 years old and has been an employee of the Manager since June 1977.

JOHN B. HAMMALIAN, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 37 investment companies (comprised of 46 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since February 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 93 investment companies (comprised of 194 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 37 investment companies (comprised of 79 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 91 investment companies (comprised of 196 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998. Prior to joining the Distributor, he was a Vice President of Compliance Data Center, Inc.

For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

Dreyfus Premier New Leaders Fund, Inc.
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

 085AR1203